

July 16, 2012

Via E-mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

Re: **Credit Suisse Group AG**
Credit Suisse AG
Forms 20-F for Fiscal Year Ended December 31, 2011
Filed March 23, 2012
Form 6-K Filed May 8, 2012
File Nos. 001-15244 and 001-33434

Dear Mr. Mathers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1.   It does not appear that you have filed unqualified legality opinions for the medium-term note offerings covered by the automatic shelf registration statement on Form F-3 filed on March 23, 2012 (File No. 333-180300). Please do so. See Securities Act Rules Compliance and Disclosure Interpretation 212.05 and Section II.B.2 of Staff Legal Bulletin No. 19 for guidance.

Form 20-F for Fiscal Year Ended December 31, 2011

2.   Please include page numbers in your future Forms 20-F filed on EDGAR.

Strategy

Evolution of our strategy

3.   We refer to your disclosures in your Form 20-F and other filings, including your first quarter 2012 financial release, regarding the cost-efficiency measures initiated in 2011. Please expand your disclosure in future filings to explain in greater detail how you plan to effect cost savings over the next year, providing (to the extent practicable) quantitative information, such as the portion of anticipated savings attributable to reductions in headcount, compensation expense, or otherwise.

Recent Regulatory Developments and Proposals

Switzerland

4.   Please tell us what consideration you have given to providing disclosure in your second quarter 2012 financial release or otherwise that addresses the recommendations relating to your capital position that were issued by the Swiss National Bank in its June 2012 financial stability report. With respect to your disclosure in the first paragraph under this section, please revise future filings to clarify the extent to which you or your banking regulators have identified any issues with your capital holdings as you transition into Basel III and the Swiss capital requirements for systemically important financial institutions.

Operating and Financial Review

Key performance indicators

5.   You disclose that you target collaboration revenues of 18% to 20% of net revenues and that collaboration revenues were 16.8% of net revenues for 2011. You also disclose that One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Please revise your disclosure in future filings to discuss how you track and measure collaboration revenues and clearly link this disclosure to the type of net revenues to which your collaboration revenues relate as reported in your Consolidated statements of operations.

Critical Accounting Estimates

Goodwill impairment

6.   We note your disclosure within your Allocations and Funding discussion that capital is distributed to your segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Please tell us and revise your disclosure in future filings to address the following:

- Explain how the carrying values of your reporting units are determined for purposes of performing your goodwill impairment analysis. In this regard, clarify whether you are using an economic capital approach for this purpose.
- To the extent the total capital allocated to your reporting units is more or less than the total shareholders' equity of the company, please explain how you account for any difference and quantify such amount. In this regard, clarify whether the carrying values assigned to your reporting units are equal to the economic capital determined for each reporting unit or are based on pro rata allocations of total shareholders' equity based on your economic capital model.
- Clarify the extent to which the capital allocations determined for each of your reporting units is reviewed by your Board of Directors or banking regulators.
- To the extent that you do not allocate the individual assets and liabilities to your reporting units for purposes of determining the carrying value of the reporting unit, please expand your discussion in your critical accounting estimates disclosure to explain your methodology for doing so. Please also discuss how you would perform Step 2 of the goodwill impairment test under your methodology should you be required to proceed to Step 2.

Risk Management

Market Risk - VaR

7.   We note that as part of the ongoing review to improve risk management approaches and methodologies you made significant changes to your VaR methodology for both risk management and regulatory capital purposes during the second quarter of 2011. Please respond to the following and expand your disclosure in future filings as appropriate:

- Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models. In this regard, we note your discussion of changes made to the non-investment grade and traded loan models as well as the implementation of the single stock volatility model.
- Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example,

clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- We note that you use the same VaR model for both risk management and regulatory capital purposes, except for the confidence level and holding period. Tell us what drives the need to use different confidence levels and holding periods for your risk management VaR versus your regulatory capital VaR.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

8.   As a related matter, we note that you perform backtesting as one way to assess the accuracy of your VaR models and that backtesting exceptions occur when daily trading losses exceed regulatory 99% VaR using a one-day holding period. Please tell us whether you also perform backtesting of your risk management VaR model and why the results of this backtesting have not been disclosed. Please also revise your disclosure in future filings to address the reasons why you did not experience any backtesting exceptions during 2011 or the first quarter of 2012 given the model changes that were made in the second quarter of 2011 (including reducing the historical dataset from three to two years and exponentially weighting more recent market data) and the fact that a certain amount of exceptions are statistically expected given the confidence levels used in your models.

Credit Risk

Selected European credit risk exposures

9.   You disclose that you make use of country limits and perform scenario analyses on a regular basis, which include analyses on your indirect sovereign credit risk exposures from your exposures to selected European financial institutions. Please revise your disclosure in future filings to discuss specific examples and the extent of indirect sovereign credit risk exposures that you have identified, and describe how you monitor and mitigate the effects of such indirect risk exposure.

10.   We note that your CDS purchased for purposes of risk mitigation is included within your tabular disclosure of Selected European credit risk exposures. Please revise your disclosure in future filings to state how you measure the amount of CDS included within the table, and separately quantify the fair value and notional amounts of all credit protection purchased that is reflected within the table. In your disclosure, please also state whether your Inventory positions disclosed in the table include additional CDS purchased, and if so, quantify those amounts.

Loans and loan commitments

11.   We note that the probability of default (PD) for your consumer loans is statistically
        calculated using internally compiled data, including LTV ratios, income level and credit
        histories. We also note that the loss given default (LGD) measure for your Private
        Banking loan portfolio takes into account collateral pledged and guarantees received and
        that the concentration in BBB and BB rated counterparties with low LGD exposure
        largely reflects the Private Banking residential mortgage business which is highly
        collateralized. It would therefore appear that LTV ratios are a significant factor in
        determining both the PD (and corresponding internal rating) and LGD of your residential
        mortgage loans. Accordingly, please revise your future filings as follows:

        •   Describe your underwriting standards for residential mortgage loans, including
            whether you have strict guidelines concerning LTV ratios at origination. If possible,
            disclose the average LTV ratio at origination for this portfolio.
        •   Provide quantitative information reflecting the current LTV ratios for your residential
            mortgage loan portfolio. In this regard, we note your December 16, 2011 response to
            comment 5 of our letter dated November 17, 2011 and that collateral management is
            generally performed at the counterparty level which considers all outstanding credit
            exposure to a customer. However, you also state that if collateral pledged is specific
            to a particular loan then you monitor collateral against that loan, which we presume
            would be the case for residential mortgages.
        •   More clearly describe how current LTV ratios are calculated for your residential
            mortgage portfolio (e.g., whether they are based on updated appraisals, housing price
            indexes or a combination thereof).

Balance sheet, off-balance sheet and other contractual obligations

Contractual obligations and other commercial commitments

12.   We note that your tables of contractual obligations and short-term obligations appear to
        exclude the related interest expense on your long-term debt obligations and interest-
        bearing deposits, which appears to be quite significant based on your supplemental cash
        flow information disclosure of cash paid for interest during each of the three years
        presented. Please revise these tables in future filings to include estimated interest
        payments on your long-term debt and interest-bearing deposits and disclose any
        assumptions you made to derive these amounts. To the extent that you can reasonably
        estimate the amount and or/timing of payments that you will be obligated to make under
        interest rate swaps or similar derivatives you use to manage interest rate risk related to
        your long-term debt, please ensure these amounts are included in the table and disclose
        the fact that they are considered in the obligations. To the extent that you are unable to
        include these derivatives in your disclosure, please clearly state that fact and provide
        quantification of the amount of your long-term debt covered by these derivatives that
        have been excluded from the table. Finally, to the extent that you have excluded certain

types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, please provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Consolidated Financial Statements — Credit Suisse Group

Notes to the Consolidated Financial Statements

18 Loans, allowances for loan losses and credit quality

Credit quality of loans held at amortized cost

13.   We note your tabular disclosure of gross loans held at amortized cost by internal counterparty rating, and we note that your internal ratings are assigned to all loans reflecting your view of the credit quality of the obligor and considering the probability of default associated with each rating. Please revise your disclosure in future filings to state, in qualitative terms, the likelihood of loss related to each internal risk rating or group of internal risk ratings. Also, disclose which rating categories reflect your exposure to subprime lending. Refer to ASC 310-10-50-30.

Impaired loans

14.   We note your disclosure that a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Furthermore, we note that substantially all of your subprime residential mortgage loans are held for securitization. Please tell us and revise your future filings to disclose the following:

- Confirm whether your subprime residential mortgage loans that are held for securitization are classified as held for sale and carried at the lower of cost or market value.
- Clarify where these loans are reported in your balance sheet. For example, are they included in other assets with other loans held for sale or are they included in loans held at amortized cost? If the latter, clarify whether they are also included in your impaired loan tabular disclosures in Note 18 and quantify the amount of impaired loans that are considered subprime.
- Describe and quantify the extent of your involvement in subprime lending.

15.   Your tabular disclosure of Allowance for loan losses and gross loans held at amortized cost by loan portfolio shows CHF 1.547 billion loans as being individually evaluated for impairment which, based on your tabular disclosure of Gross impaired loan details,

appears to only include those impaired loans for which a specific allowance was calculated. Please address the following and revise your disclosure in future filings as appropriate:

- Tell us why you have determined that impaired loans without a specific allowance allocated to them should be excluded from the individually evaluated loan disclosures. In this regard, clarify whether there were any situations in which a loan which was individually determined to be impaired but for which a specific allowance was not required was put back into the portfolio of loans which were collectively evaluated for impairment. To the extent that this circumstance occurred, please tell us how you determined this practice was appropriate.
- When providing the disclosures required by ASC 310-10-50-11C, please ensure that you include all loans which were individually evaluated for impairment, regardless of whether a specific allowance was required.

26 Tax

16.   We note your explanation of certain reconciling items included in your reconciliation of taxes computed at the Swiss statutory rate. Please expand your disclosure in future filings to address the reconciling items more thoroughly by addressing the following:

- Explain why the foreign tax rate differential resulted in a reduction to the statutory rate of 22% given that total foreign tax expense for the period was CHF 809 million related to CHF 3.006 billion in income from continuing operations before taxes. Clearly address whether a single foreign jurisdiction drove the tax benefit, and if so, identify that jurisdiction, or whether it was a combination of multiple jurisdictions.
- Explain what is included within other non-deductible expenses.
- Discuss the reasons for the *entire* lower taxed income reconciling item of CHF (479) million for 2011. For example, your disclosure regarding the 2011 reconciling item addresses a benefit of CHF 55 million due to the reduction in the valuation of a subsidiary and a tax benefit of CHF 116 million for the reversal of a deferred tax liability arising from foreign branches of the Bank, but the remaining CHF 308 million is not discussed.
- Clarify why you have presented in 2011, a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of your operating entities, one in Switzerland and one in the US. Specifically, address how this increase of deferred tax assets represents a permanent difference that should be disclosed in the rate reconciliation.

28 Related Parties

17.   Please revise your disclosure in future filings to clarify, if true, that loans made to members of the Executive Board and the Board of Directors were made in the ordinary course of business, on substantially the same terms (including interest rates and

collateral) as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. See Instruction 2 to Item 7.B to Form 20-F.

18.   We note that you entered into certain agreements relating to a material transaction with affiliates of Qatar Investment Authority and The Olayan Group in February 2011. Please file these agreements as exhibits.

<u>30 Derivatives and hedging activities</u>

<u>Disclosures relating to contingent credit risk</u>

19.   You disclose that the current net exposure for SPEs may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features in your tabular disclosure. Please revise your disclosure in future filings to clarify why the current net exposure for SPEs differs from the NRV, which you define as the negative fair value of a derivative financial instrument at a given financial reporting date. In your response, please tell us how you believe your disclosure complies with ASC 815-10-50-4H(c) which requires disclosure of the aggregate fair value of such instruments.

<u>31 Guarantees and commitments</u>

<u>Residential mortgage loans sold – outstanding repurchase claims</u>

20.   We note your tabular disclosure of the development of outstanding repurchase claims and ask that you address the following:

- Please tell us why you disclosed the development of outstanding repurchase claims during the period from July 1, 2011 to December 31, 2011 instead of for the full year from January 1, 2011 to December 31, 2011, and consider revising your disclosure in future filings to include the full year-to-date development of outstanding repurchase claims.
- Given that your total outstanding repurchase claims as of March 31, 2012 reached $1.249 billion, please disclose your estimate of reasonably possible losses related to GSE, private investor, and Non-agency securitization repurchase claims in accordance with ASC 450-20. Please also explain why you believe that more losses related to these claims are not probable and therefore have not accrued more than $49 million in repurchase claims as of March 31, 2012.
- Please consider revising your disclosures in future filings to also state all of the amounts related to mortgage loans sold, repurchase claims, provisions, and realized losses in CHF in addition to USD given that your financial statements are reported in CHF.

33 Financial instruments

Gains and losses on financial instruments

21.   You recorded CHF 2.342 billion in net gains on your long-term debt in 2011, of which
        CHF 1.909 was related to the change in your own credit spreads, and CHF 4.145 billion
        in net losses on your long-term debt in the first quarter of 2012, of which CHF 1.372
        billion was related to the change in your own credit spreads. Based on disclosure in
        footnote 4 to this table, other changes in fair value are attributable to changes in foreign
        currency exchange rates and interest rates, as well as movements in the reference price or
        index for structured notes. Given the significant volatility in net gains and losses on your
        long-term debt due to multiple factors, please revise your disclosure of Operating Results
        in future filings to discuss and quantify the impact of changes in other factors (e.g.,
        foreign currency exchange rates, interest rates, and/or movements in the reference price
        or index for structured notes) underlying the gains and losses for the periods presented.
        In this regard, we believe that your disclosure could be enhanced by providing a tabular
        disclosure of your short-term and long-term borrowings for which you have elected the
        fair value option disaggregated by product type (e.g., structured notes referenced to
        foreign currency exchange rates, to interest rates, to movements in a reference price, and
        to movements in an index) to promote transparency into the changes in fair value of
        certain structured products. Please provide us with proposed disclosure to that effect to
        be included in future filings, and within this table, separately quantify the impact of the
        adjustment to reflect the change in your own credit quality on each product type.

Consolidated financial statements – Credit Suisse (Bank)

Notes to the consolidated financial statements

34 Capital adequacy

22.   We note your disclosure that certain of your bank's subsidiaries are subject to legal
        restrictions governing the amount of dividends they can pay (for example, pursuant to
        corporate law as defined by the Swiss Code of Obligations). Please clarify whether the
        restricted net assets of your bank's consolidated subsidiaries exceed 25% of your bank's
        consolidated net assets as of the end of December 31, 2011 and if so, how you considered
        whether parent company only financial statements on a US GAAP basis were required.

Appendix

Risk Factors

23.   We note that you have included your Risk Factors under "Additional Information" at the
        end of your annual report. Item 3.D to Form 20-F requires that you prominently disclose

risk factors applicable to you. In future filings, please relocate your risk factors disclosure to a more appropriate section of your annual report.

24. We refer to the "Regulation and supervision" section of your Form 20-F where you discuss potential changes in bank information that you may be required to disclose with respect to income tax issues. Please revise your risk factor disclosure (e.g., "Cross-border risks may increase market and credit risks we face" and "Legal restrictions on our clients may reduce the demand for our services") in future filings to explain the risks associated with these potential changes, including what the implications to your business would be if the changes were to be adopted.

We may incur significant losses in the real estate sector

25. In future filings, please quantify your real estate business exposure and explain how "the risk of the real estate market overheating in certain areas of Switzerland" could have a material adverse effect on you. In this regard, clarify whether you are referring to the risk of potential price corrections in the Swiss real estate market.

Regulatory changes may adversely affect our business and ability to execute…

26. In future filings, please expand your risk factor disclosure to explain the potential consequences associated with complying with the regulatory changes that you cite (e.g., specifying how ongoing implementation of the Dodd-Frank Act, including the Volcker Rule, presents material risks to you).

Any conversion of our contingent capital will dilute the ownership interests…

27. In future filings, please revise this risk factor to describe the triggering events that would cause the conversion of your contingent capital to occur.

Form 6-K filed May 8, 2012

Exhibit 99

Risk Management

PAF2 transaction

28. You disclose that you have purchased protection on the senior layer of the PAF2 transaction to hedge against the potential for future counterparty credit spread volatility, and this was executed through a CDS with a third-party entity. In addition, you state that you have a credit support facility with this entity that requires you to provide funding to it in certain circumstances. Please address the following:

- Tell us when you entered into the CDS on the senior layer as well as when you entered into the credit support facility. It appears that the senior layer of the PAF2 transaction (which covers $11 billion of the total $12 billion notional amount of derivative exposure covered by the transaction) was not disclosed in your Form 20-F filed on March 23, 2012.

- Tell us and more clearly disclose in your future filings how you determined the fair value of the PAF2 units that were issued as deferred compensation to employees (i.e., the mezzanine layer). In this respect, we note your disclosure in your Form 20-F that PAF2 holders will bear any losses in excess of the $500 million first loss tranche, up to the full amount of the deferred compensation award. Specifically address the extent to which the senior layer of the transaction affects the value of the structured notes held by your employees. Please also discuss the credit quality of the referenced derivative portfolio and how this impacts the fair value of the structured notes.

- Tell us and revise your disclosure in future filings to more clearly explain the circumstances under which you would be required to provide funding to this credit support facility, and explain how purchasing this CDS represents an effective economic hedge given that you may be required to fund payments or costs related to amounts due by the entity under the CDS. Cleary address the apparent limitations of the function of the credit default swap as an economic hedge given that it seems that you would still be effectively obligated to cover the senior layer of losses in the PAF2 transaction considering your obligations under the credit support facility.

- Tell us how both the CDS and related credit support facility are treated for regulatory capital purposes. Separately discuss their treatment under your current regulatory capital framework as well as how you expect each instrument will be treated under Basel III once implemented.

- Explain your rationale under the applicable GAAP literature for accounting for the CDS at fair value and the credit support facility on an accrual basis. In your response, address the fact that any funded amounts under the credit support facility may be settled by the assignment of the CDS back to you. Clearly identify the extent to which contractual netting provisions are in place between the CDS and the credit support facility.

Notes to the condensed consolidated financial statements – unaudited

20 Tax

29.   We note your disclosure that the tax benefit recorded in 1Q12 reflected a release of contingency reserves for uncertain tax positions partially offset by an income tax expense on pre-tax income. Furthermore, we note your effective tax rate of (8.1%), 40.1%, and 23.7% for 1Q12, 4Q11, and 1Q11, respectively. Given the significant volatility in your effective tax rate for each of the periods presented as well as the release of contingency reserves during the first quarter of 2012, please revise your disclosure in future filings to include a full reconciliation of the effective rate to the statutory rate. Specifically

quantify the material changes in the effective rate, including the impact due to the release of contingency reserves for uncertain tax positions.

26 Financial instruments

Qualitative disclosures of valuation techniques

30. You disclose that you perform a sensitivity analysis of your significant level 3 financial instruments, and this sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. Please revise your disclosure in future filings to clearly disclose the purpose of performing the sensitivity analysis as well as developing a fair value range. Specifically, address whether this is an internal mechanism to monitor possible stressed scenarios for certain financial instruments, or whether this is integral to selecting a fair value measurement for certain level 3 financial instruments. If the latter, please explain how you select the best estimate within the range for measurement purposes.

Debt securities

CMBS, RMBS and CDO securities

31. You disclose that fair values of RMBS, CMBS and CDO for which there are no significant observable inputs are valued using price, capitalization rate and internal rate of return. Please address the following:

   - Based on your disclosure it appears that you may be using both comparable prices of similar instruments as well as prices/quotes received from third party pricing services/brokers as inputs to the valuation of these securities. If so, please revise your disclosure in future filings to clarify the extent to which these inputs are used in the valuation of such securities rather than simply disclosing "price" as one of the significant unobservable inputs.
   - Please tell us how you determined the internal rate of return from the perspective of a market participant as contemplated within ASC 820.
   - Please tell us and revise your future filings to disclose whether your valuation models for these securities also consider inputs such as prepayment rates, default rates, loss severities and discount rates, which appear to be common assumptions used in the valuation of these types of securities.

Derivatives

Equity and Index-related derivatives

32. We note a few instances throughout this Note where the change in the unobservable input does not appear to impact the fair value of the instrument in a directionally consistent

manner. For example, it seems directionally inconsistent that for equity and index-related derivatives an increase in volatility will lead to a lower fair value. Please revise your disclosure in future filings to address any inconsistencies with respect to your sensitivity disclosures and consider providing more granular disclosures in this area (e.g, separately disclose the impact that a change in <u>each</u> unobservable input would have on the fair value of the instrument). Such information can continue to be included as part of your qualitative discussion or incorporated into your quantitative tabular disclosure of Level 3 valuation techniques through the use of footnotes or the addition of another column.

33. We note your disclosure that where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). Please revise your disclosure to state whether financial instruments valued in this manner are classified as Level 2 or Level 3 measurements.

34. As a related matter, we note that you disclose "price" as an unobservable input throughout this Note. Please revise your disclosure in future filings as follows:

- In both your qualitative disclosure of valuation techniques as well as your tabular quantitative disclosures, each time you disclose price as un unobservable input revise to clarify whether you are using comparable prices for similar instrument (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices).
- It appears that a yield may have been considered in coming up with the price for various financial instruments. If so, please disclose in future filings the yield or implied yield from the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

<u>Quantitative information about level 3 assets at fair value</u>

35. We note that you disclose buyback probability as a significant unobservable input for certain debt and hybrid instruments. Please explain how you utilize the buyback probability in your measurements. We note that a buy-back or call probability is typically a model output rather than an input. Please clarify. Further, please explain how you value an instrument for which the buy-back probability is 100 percent.

36. In those situations where multiple valuation techniques are used in the valuation of certain classes of financial assets or liabilities, please consider quantifying the fair values determined under each model. For example, quantify how much of the CHF 4.3 billion of corporate debt securities was valued using an option model as opposed to a discounted cash flow model.

37.   You disclose the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities within the Quantitative information about level 3 assets at fair value table. In addition to the range disclosed, please consider revising your disclosure in future filings to provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average. For example, is the average weighted by the notional or principal amount or another weighting measure?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3303 or Angela Connell (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman

Suzanne Hayes
Assistant Director